SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Items

1. Mer Telemanagement Solutions Ltd. Proxy Statement for Annual Meeting of Shareholders to be held on July 29, 2005.

2. Mer Telemanagement Solutions Ltd. Proxy Card for Annual Meeting of Shareholders to be held on July 29, 2005.

                                                                          ITEM 1

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                                22 Zarhin Street
                             Ra'anana 43662, Israel

                              ---------------------

              NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              ---------------------
Dear Shareholders:

     We are pleased to invite you to the 2005 Annual General Meeting of Shareholders to be held on Friday, July 29, 2005 at 10:00 a.m. (Israel time) at our offices at 22 Zarhin Street, Ra"anana, Israel, for the following purposes:

     1. To elect five directors for terms expiring at our 2006 Annual General Meeting of Shareholders;

     2.   To ratify and approve terms of procurement of

     3.   directors and officers' liability insurance policy;

     4. To ratify the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors for the fiscal year ending December 31, 2005 and to authorize our Board of Directors to delegate to our Audit Committee the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services;

     5. To review and discuss our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2004; and

     6. To transact such other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement. Please vote promptly.

     Shareholders of record at the close of business on June 22, 2005 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            Sincerely,
                                            /s/Chaim Mer
                                            Chaim Mer
                                            Chairman of the Board of Directors

By Order of the Board of Directors
Shlomi Hagai, Corporate Secretary
June 23, 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.

                              ---------------------

                                 PROXY STATEMENT

                              ---------------------

                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2005 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Friday, July 29, 2005, at our offices at 22 Zarhin Street, Ra'anana, Israel.

     Shareholders will be asked to vote upon the following matters: (i) the election of five directors for terms expiring at our 2006 Annual General Meeting of Shareholders; (ii) the ratification and approval of terms of procurement of directors and officers' liability insurance policy; and (iii) the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors for the fiscal year ending December 31, 2005 and to authorize our Board of Directors to delegate to our Audit Committee the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services. Additionally, our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2004 will be presented and discussed at the Meeting. Our 2004 Annual Report to Shareholders, including our audited financial statements for the year ended December 31, 2004, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about June 29, 2005.

     Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of June 22, 2005, the record date for determination of shareholders entitled to vote at the Meeting, there were 4,785,504 of our ordinary shares outstanding. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of Items 1 and 3. The approval of Item 2 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, provided that with respect to Mr. Chaim Mer, a director who is a controlling shareholder, either (i) at least one third of the non-interested shareholders with respect to such proposal are included in the majority (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law,
Item 2 requires that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this proposal. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives (or spouse thereof) and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company." There will be a specific place on the proxy card to indicate if you have a personal interest in Item 2. Shareholders are asked to indicate "yes" or "no." If a shareholder fails to notify us as to whether or not he or she has a personal interest in Item 2, the shareholder may not vote and his or her vote will not be counted with respect to
Item 2.

     We have received indications from our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer and Mr. Isaac Ben-Bassat, who together hold approximately 56.2% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the Items to be acted upon at the Meeting.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the United States Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the Meeting.

                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We propose the election of Messrs. Chaim Mer, Alon Aginsky, Isaac Ben-Bassat, Steven J. Glusband and Yaacov Goldman as directors to hold office for one year until our 2006 Annual General Meeting of Shareholders and until their successors are elected and qualified. Each nominee is currently serving as a member of the Board of Directors.

     In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, to appoint at least two outside directors. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Dr. Yehoshua Gleitman and Dr. Orna Berry were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders and January 28, 2008, respectively, following which the service of Dr. Gleitman as an outside director may not be extended and the service of Dr. Berry as an outside director may be renewed for one additional three-year term.

     In addition, the NASDAQ Marketplace Rules currently require us to have at least two independent directors on our board of directors and to establish an audit committee. In general, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ. Our Board of Directors has determined that each of Messrs. Alon Aginsky, Yaacov Goldman, Dr. Yehoshua Gleitman and Dr. Orna Berry, our outside directors (within the meaning of the Israeli Companies Law), qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements.

     Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of all of the nominees named above.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with the company, principal occupation, business history and other directorships held.

      Name                              Age   Position with the Company
      ----                              ---   -------------------------
      Chaim Mer.....................    57    Chairman of the Board of Directors
      Alon Aginsky..................    42    Director
      Isaac Ben-Bassat..............    51    Director
      Steven J. Glusband............    58    Director
      Yaacov Goldman................    50    Director

Nominees For Election As Director For Terms Expiring In 2006

     Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion Israel Institute for Technology.

     Alon Aginsky has been a director since June 1996. Since July 2000, Mr. Aginsky has served as President and Chief Executive Officer of cVidya Inc., which is engaged in the development of a service assurance platform for next generation broadband service providers. Mr. Aginsky served as our Vice President Marketing and Sales from October 1996 until April 1999. From April 1999 to July 2000, Mr. Aginsky served as sales manager of C. Mer, when he was appointed
Manager of C. Mer. From 1990 until September 1996, Mr. Aginsky served as President of MTS Inc., our U.S.-based marketing subsidiary. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Technology Institute.

     Isaac Ben-Bassat has been a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion Israel Institute for Technology.

     Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from New York University School of Law.

     Yaacov Goldman has served as a director since May 2004. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman serves as a director of Bank Leumi Le-Israel Ltd. and Elron Electronic Industries Ltd. From March 2002 until October 2002, Mr. Goldman served as consultant for Poalim Capital Markets and Investments Ltd. From September 2000 until November 2001, Mr. Goldman served as Managing Director of Argoquest Holdings, LLC, a U.S. based investment company focused on early stage high-tech companies. From November 1981 until August 2000, Mr. Goldman was associated with Kessleman & Kessleman, the Israeli member firm of PricewaterhouseCoopers, and was a Partner and Senior Partner at such firm from January 1991 through August 2000. Mr. Goldman is a Certified Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and Accounting from Tel Aviv University.

     The Board of Directors recommends a vote FOR the election of each nominee for Director named above.


Outside directors continuing in office:

     Dr. Orna Berry(55) has served as an outside director since January 2005. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California.

     Dr. Yehoshua Gleitman (55) has served as an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include: venture capital management, finance and investments in high-tech and telecommunications. Mr. Gleitman was Chief Executive Officer of Ampal-American Israel Corporation, or Ampal, from May 1997 and Managing Director of Ampal's Israeli wholly owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, Mr. Gleitman was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade from January 1993 through February 1997. From 1991 through 1992, Mr. Gleitman was the general manager of AIMS Ltd., and between 1990-1991, he was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D. and a M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

                        BOARD OF DIRECTORS AND COMMITTEES

Outside Directors

     Under the Israeli Companies Law, public companies which have offered shares to the public in or outside of Israel are required to elect at least two outside directors who must meet specified standards of independence. The outside directors may not have any economic relationship with us. Among other limitations, controlling shareholders of a company, and their relatives or employees cannot serve as outside directors. Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against the election of an outside director represent 1% or less of all of the voting rights in the company.

     Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

     Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, oversees the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

     The   responsibilities  of  the  audit  committee  also  include  approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     Our audit committee consists of four board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Dr. Orna Berry, Dr. Yehoshua Gleitman and Messrs. Alon Aginsky and Yaacov Goldman. Our board of directors has also determined that Mr. Yaacov Goldman is an audit committee financial expert, as that term is defined in rules issued pursuant to the Sarbanes-Oxley Act of 2002. Our audit committee meets at least once each quarter.

Internal Auditor

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Shaul Sofer serves as our internal auditor.

Shareholder Communications with the Board of Directors

     Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

         Corporate Secretary
         Mer Telemanagement Solutions Ltd.
         22 Zarhin Street
         Ra'anana 43662, Israel

     Our Corporate Secretary will deliver shareholders communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of June 22, 2005 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

                                           Number of            Percentage of
                                        Ordinary Shares          Outstanding
   Name                              Beneficially Owned (1)  Ordinary Shares (2)
   ----                              ----------------------  -------------------
   Chaim Mer............................ 2,000,954 (3)              41.81%
   Alon Aginsky.........................        --                     --
   Isaac Ben-Bassat.....................   689,214 (4)              14.40%
   Dr. Orna Berry.......................        --                     --
   Dr. Yehoshua Gleitman................        --                     --
   Steven J. Glusband...................     9,333 (5)                  *
   Yaacov Goldman ......................        --                     --
   All directors and executive
     officers as a group (10 persons)... 2,820,542  (6)             58.64%

-----------
*  Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 4,785,504 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of June 22, 2005.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 244,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer. Industries Ltd.

(4) Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(5) Includes 8,333 ordinary shares subject to currently exercisable stock options.

(6) Includes 129,374 ordinary shares subject to currently exercisable stock options.

Executive Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004:

                                              Salaries, fees,       Pension,
                                              commissions and    retirement and
                                                  bonuses       similar benefits
                                                  -------       ----------------
     All directors and executive
      officers as a group, consisting
     of sixteen (16) persons.                    $931,417            $195,386

     All our executive officers work full time for us, except for Mr. Mer, who is employed on a part-time basis. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $ 7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). We provide automobiles to our executive officers at our expense. During the year ended December 31, 2004, we paid to each of our independent directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300, except for Mr. Yaacov Goldman, an independent director and our financial expert, to whom we paid an annual fee of approximately $11,040 and a per meeting attendance fee of $400.

     As of December 31, 2004, our directors and executive officers as a group, then consisting of sixteen (16) persons, held options to purchase an aggregate 139,374 ordinary shares.

Stock Option Plans

1996 Stock Option Plan

     Under our 1996 Stock Option Plan, as amended, or the 1996 Plan, options to purchase up to 400,000 ordinary shares may be granted to our employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period will become available for future grants. The 1996 Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

     The 1996 Plan is administered by the Board of Directors or an Option Committee which may be appointed by the Board of Directors, which has the authority, subject to applicable law, to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option the time or times at which options will be granted or exercised, and the terms and conditions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on NASDAQ or a stock exchange on which such shares are principally traded. According to the 1996 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law. Such loans have never been granted.

     Options granted under the 1996 Plan will generally be exercisable under such circumstances as the Board or Option Committee determines. Such options will not be transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan will terminate at such time and under such circumstances as the Board or Option Committee determines.

     During 2004, options to purchase 10,000 ordinary shares were granted under our 1996 Plan, with an average exercise price of $2.2, and no options were exercised into ordinary shares. At December 31, 2004, options to purchase 59,600 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $2.11 per share.

1996 Section 102 Stock Option Plan

     In 1996 we adopted a Section 102 Stock Option Plan, as amended, or the 1996 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 102 Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance
[New Version] - 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003,
Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option Plan. We do not intend to grant any more options under the 1996 102 Plan and the ordinary shares that remained available for grant under the 1996 102 Plan were rolled-over into our 2003 Israeli Share Option Plan for issuance thereunder.

     Options  granted  under  our  1996  102 Plan  are  exercisable  under  such circumstances as the Board of Directors or Option Committee determined. According to the 1996 102 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law. Such loans have never been granted. Options granted under the this plan are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative.

     During 2004, no options were granted under the 1996 102 Plan and options to purchase 17,333 ordinary shares were exercised. At December 31, 2004, options to purchase 189,500 ordinary shares were outstanding under the 1996 102 Plan, exercisable at an average exercise price of $2.11 per share.

2003 Israeli Share Option Plan

     Under our 2003 Israeli Share Option Plan, or the 2003 Plan, options to purchase up to 893,915 ordinary shares may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates. Any options which are canceled or forfeited within the option period will become available for future grants. The 2003 Plan will terminate in 2013, unless earlier terminated by the Board of Directors.

     Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax
Ordinance), under the 2003 Plan may only be granted under Section 102. Under amended Section 102, options granted pursuant to Section 102 may be designated as "Approved 102 Options" or "Unapproved 102 Options." An Approved 102 Option may either be classified as a capital gains option or an ordinary income option. We elected to initially grant our options pursuant to Section 102 as capitals gain options. Such election is effective as of the first date of grant of such capital gains options under the 2003 Plan and shall remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gains options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.

     The 2003 Plan is administered by the Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine, the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, may designate the type of options, make an election as to the type of Approved 102 Option. The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and are determined by the Board of Directors or the committee at the time of the grant.

     Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee's legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.

     During 2004, options to purchase an aggregate 216,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $2.11 per share. No options were exercised into ordinary shares in 2004. At December 31, 2004, options to purchase 506,500 ordinary shares were outstanding under the 2003 Plan, having an exercise price of $2.11 per share.

Certain Transactions

     Mrs. Dora Mer, the wife of Chaim Mer, provides ongoing legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Mrs. Mer were approved by our Board of Directors and by our Audit Committee.

     Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK Inc., entered into an agreement with C. Mer Industries Ltd., or C. Mer, pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.

     Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage. We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.

                 II. DIRECTORS AND OFFICERS LIABILITY INSURANCE
                           (Item 2 on the Proxy Card)

     Our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by the office holder in his capacity as an office holder, for: (a) a breach of his duty of care to us or to another person; (b) a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or (c) a financial liability imposed upon him in favor of another person.

     The Israeli Companies Law provides that a company may not enter into a contract for the insurance of liability which would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently; (c) any act or omission committed with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

     We currently maintain directors and officers' liability insurance with a coverage limit of $5 million, in accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, with an annual premium of $100,000. The current insurance policy will expire in February 2006, and, subject to the approval of our Audit Committee and Board of Directors to be obtained prior to the Meeting and the approval of our shareholders at the Meeting, we intend to enter into a new directors and officers' liability insurance policy with a maximum annual premium of $100,000. At the Meeting, the shareholders will also be asked to approve, subject to the prior approval of our Audit Committee and Board of Directors to be obtained prior to the Meeting, any further renewal, extension of such insurance policy and/or purchase of a new policy for all directors and officers of our company; provided that any such further renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and Board of Directors and (ii) the annual premium will not exceed $100,000.

     Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order.

     It is therefore proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that renewal, extension and/or purchase by Mer Telemanagement Solutions Ltd. of a directors and officers' liability insurance policy, for the benefit of all of our directors, who may serve the company from time to time, is and hereby be approved; and that the management of the company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such insurance, upon the terms and conditions so negotiated; provided that the annual premium shall not exceed $100,000; and

     "RESOLVED FURTHER, any renewal, extension and/or purchase of a new insurance policy for all directors and officers of Mer Telemanagement Solutions Ltd., who may serve the company from time to time, is hereby approved; and that the management of the company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not be more than $100,000; it being hereby clarified that no further shareholder approval will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

     In accordance with the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution. In order for this resolution to be effective with respect to those directors who are controlling shareholders, the Item will require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and entitled to vote and voting thereon, provided that one of the following conditions is met: (i) at least one-third of the non-interested shareholders voting with respect to the item are included in the majority (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against the item do not represent more than 1% of the voting rights in our company.

The Board of Directors recommends a vote FOR the foregoing resolution.

                    III. APPOINTMENT OF INDEPENDENT AUDITORS
                           (Item 3 on the Proxy Card)

     Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a Member of Ernst & Young Global, as our auditors in 1996 and has reappointed the firm as our auditors since such time.

     At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our auditors.

     At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors according to the volume and nature of their services.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the appointment of the Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as recommended by our company's Audit Committee and the Board of Directors of the company, as the independent auditors of our company to conduct the annual audit of our financial statements for the year ending December 31, 2005, be and hereby is approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services."

     If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent auditors, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent auditors, the Audit Committee will recommend another independent public accounting firm.

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon is required for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution

Fees Paid to Independent Public Accountants

     The following table sets forth, for each of the last two fiscal years, the fees paid to our independent public accountants.

                                       Year Ended December 31,
                                   ---------------------------------
                                      2003                 2004
                                   -----------         -------------
Audit Fees ......................    $45,500               $60,195
Audit-Related Fees ..............        484                    --
Tax Fees ........................     28,700                11,000
All other Fees ..................         --                 7,841
                                   -----------         -------------
Total  ..........................    $74,684               $79,036

Audit Committee Pre-Approval Policies and Procedures

     Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

               IV. REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT,
             DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

     At  the  Meeting,   our  Auditor's   Report,   Directors'  Report  and  the
Consolidated Financial Statements for the year ended December 31, 2004 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

                                V. OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

     A COPY OF THE COMPANY'S 2004 ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO THOSE SHAREHOLDERS WHO WOULD LIKE MORE DETAILED INFORMATION CONCERNING THE COMPANY. TO OBTAIN A COPY, PLEASE WRITE TO: MR. SHLOMI HAGAI, MER TELEMANAGEMENT SOLUTIONS LTD., 22 ZARHIN STREET, RA'ANANA, 43662 ISRAEL.

                                           By Order of the Board of Directors,

                                           Shlomi Hagai
                                           Corporate Secretary




Dated: June 23, 2005

                                                                          ITEM 2

                        MER TELEMANAGEMENT SOLUTIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Eytan Bar and Shlomi Hagai, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 29, 2005 at 10:00 a.m. at the principal offices of the Company, 22 Zarhin Street, Ra'anana 43662, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):






                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                        MER TELEMANAGEMENT SOLUTIONS LTD.

                                  July 29, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS
            AND FOR PROPOSALS 2 AND 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of five directors for terms expiring at the Company's 2006 Annual General Meeting of Shareholders.

[ ]  FOR ALL NOMINEES

[ ]  WITHHOLD AUTHORITY FOR ALL NOMINEES

[ ]  FOR ALL EXCEPT
      (See instructions below)

NOMINEES:
( )     CHAIM MER
( )     ALON AGINSKY
( )     ISAAC BEN-BASSAT
( )     STEVEN J. GLUSBAND
( )     YAACOV GOLDMAN

INSTRUCTION:   To withhold authority to vote for any individual nominee(s),
------------   mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (X)



         Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposal 2.


2. To ratify and approve terms of procurement of directors and officers' liability insurance policy.

         [ ] FOR     [ ] AGAINST     [ ] ABSTAIN

     Do you have a personal interest with respect to Item 2? YES ____ NO _____

3. To ratify the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2005 and to authorize the Company's Board of Directors to delegate to the Audit Committee of the Company the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services

         [ ] FOR     [ ] AGAINST     [ ] ABSTAIN



THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 AND 3. VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS YES OR NO HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.


     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder [           ] Date [         ]
Signature of Shareholder [           ] Date [         ]

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  July 5, 2005